INVEST IN **STARCHIVE**

A media management app designed to mirror the way you think


starchive
Web3 enabled 'Dropbox-Plus' for the creator economy.
Featured in
Bloomberg
Forbes
TechCrunch
Mashable

starchive.io Charlottesville Virginia

Technology | Blockchain & Web3 | Mobile Apps | Media | Music

LEAD INVESTOR

Robert Moje

When your first client is Bob Dylan and you develop a unique product for his team to manage his digital media in a creative way that mirrors how the human brain works you have a unicorn. When digital information and creation is expanding exponentially and we are at the birth of an explosion of creatives making the creative economy where anyone can be their own brand and monetize that, the timing is perfect. The application and market for this is almost unlimited. Bob Dylan, The NY Philharmonic, The Met, Leonard Cohen, and the The Property Brothers all have their digital assets archives in Starchive just to name a few. Okay, so it's great for Entertainment. The Petra Archeological dig is all in Starchive. Essence Magazine, and the Oklahoma Historical Society are in Starchive. And yet anyone, not just cultural icons and major collections can benefit from Starchive, young creatives at the beginning of their careers can have their own Starchive. There are over 88,000 users in 215 countries currently have a Starchive Its useful application touches almost any field that you can think of and Starchive has the potential to do enormous good in the medical and scientific fields as well as many other areas. Why is it unique? Its approach to files and metadata combines human data, AI data, machine data and blockchain data so it is searchable in infinite ways and makes connections within all of the information in ways that mirror the way you think but also ways in which you could never make yourself. Creativity and Humor are both based in finding the unique and unexpected connections between things. Starchive does that. Why Wefunder? The founders want the community of users to be able to share in the financial rewards of this revolution and this company. What that proves is that the ethics and values of the leadership is one that you can trust.

Invested $30,000 this round & $680,000 previously

Highlights

1. 🦄 82,500+ platform users - up 1,640% in the last 12 months
2. 🚀 Clients including Bob Dylan, The Metropolitan Museum of Art, & Essence Magazine
3. 💪 Product, technology & user experience innovation for a $100+ Billion market
4. 💰 VC-backed $5.7M raised to date
5. 🔥 Featured in TechCrunch, Forbes, & Bloomberg, Mashable
6. ⚡ Readily scalable – 25M+ user assets currently on the platform
7. 🤖 Primed for the future of Web3 – Powered by next level AI & Blockchain technologies

Our Team



Richard Averitt Co-founder, CEO

Member @arkive.net; Member @common.is; TEDx Founder; Previously - Co-Founder & COO: Jawfish Games (Acquired); Founder: A Part of Something Big; Co-Founder: The Well Project, Angel Investor, & Photographer, TED Speaker

> We built Starchive because Dropbox, Google Drive, and iCloud just don't work for us or the 50+ million creators who work with digital media every day. We are creators turned technologists and we needed Starchive so we could do more creating.



Peter Agelasto Co-founder, Head of Product Development

Previously - Founder & CEO: BlueWall Media (Acquired); President: Monkeyclaus Recording Studio; 20+ years experience in Web Development and 35+ years in Media Production. I use Starchive daily with great satisfaction and real passion to improve it!



Lexa Pope Investor/Advisor

Former Director of Global Marketing: Facebook; Former Director of AdWords N America: Google



Rishi Jaitly Advisor

CEO: TimesBridge, Ex-Google/ YouTube, Former VP: Twitter Asia Pacific/Middle East, Civic Entrepreneur



Shailesh Rao Advisor

Former VP: Google & Twitter, Former Partner: TPG, Prominent Advisor & Investor



Kelly Bower Administration and Accounting

World's best admin and all-around operations lead.



Morgan Webb Marketing



Stephen Tuso Lead Engineer

Genius young developer who left VA TECH to lead the development of Starchive. Built the Nelson County Schools app while in high school.



Guilherme Oderdenge Senior React Engineer

Creator of reshader.com and nosupport.co, maintained BackBone Validation and many JavaScript and React open source libraries.



Thadeu Brito Full Stack

Bachelor in computer science, 10+ years of experience as a software engineer, executing and leading scalable solutions.



Juliano Duarte Mobile Engineer

Former CTO - TheChecker, Lead API Engineer SmartWash, Founder - Correria ("Uber" for Motorcycles in Brazil) - Acquired



Jay Berman



Jim Fishel

Why Starchive?

The Short Story: We built Starchive because Dropbox, Google Drive, and iCloud just don't work for us or the 50+ million creators who work with digital media every day.

Bob Dylan was our first customer and we are pioneering a new category of technology combining cloud storage with critical functions for capitalizing on media, spanning both web2 and web3, and priced in a way to make swapping out your old simple cloud storage a no-brainer.

The Full Version: Media is the heart of modern culture and commerce. More than 95% of our daily interactions with goods, brands, and people are driven by rich media (photos, videos, gifs,) or multi-media (presentations, pdfs).

Starchive exists to unlock the latent value in digital media -

-through data, auto curation, robust tagging capabilities, and powerful AI so that you can always find what you need when you need it and maximize the value and experience of your digital media.


Starchive is pioneering a
new category of technology.

Media files are not like documents and legacy file sharing platforms like Dropbox and simple cloud storage like Google Drive just weren't built for the complex challenges of media files.

Starchive combines key features from:

- **Dropbox** but optimized for media


10 files selected...
View details
Add to Workspace
Add to Collection...
Share
Download
Tag
Batch edit
Move to...
Go to folder
Delete
Create Collection
For Preview and Approval
Historical Photographs
Awesome Photos

- **YouTube** but private to your business and your fans





- **WeTransfer** but directly connected to your content and capable of streaming



starchive
Peter Agelasto.jpg
Join free

- **Google Photos** but with AI that serves you, not exploits you



Auto Tags 2,005 results
Sea Turtle
+143
Wheel
+143
Id Cards
+142
Dimples
+140
Fog
+140
Manta Ray
+139
Drawing
+138
Monument
+138
Bazaar
+137
Hood
+137
Birthday Cake
+136
Night Club
+136

- **OpenSea** but private to you and your fans/community



Sell this NFT in your website
Just copy the embed code below and paste in your HTML to start selling this NFT in your we
Copy to clipboard
<iframe frameBorder="0" src="https:/
View



- **Patreon** but leveraging the blockchain so you are 100% in control *(coming soon)*


Organizing, Sharing, & Monetizing – Seemlessly.
AI tagging means everything will be easier to find and build on down the road.
Group combinations of your assets, without duplicating anything, and delete the collection without deleting the original files
You're in control of who has access to what, and you never have to worry about who can see your assets, data, or metadata.
You can mint NFTs, with no gas fees, from your Starchive. Pay nothing until you sell.


Take a one minute Product Tour of Starchive
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The Creator Economy is projected to be worth $2.25Trillion in just 8 years.

Why the Creator Economy?

The "**creator economy**" is really just a fancy way of talking about the new opportunities to create income (and even wealth) by sharing your passions and expertise with others who care about the same things via digital media.

If the pandemic taught us anything, it was how powerful digital media and experiences can be and how they redefine what it means to work, play, study, exercise, and even connect with others.


WHEN WE SAY CREATOR, WE MEAN:
musicians on Spotify, artists on Patreon, filmmakers on Seed&Spark,


celebrities on Cameo, influencers on TikTok, AND every
Yoga Instructor teaching Zoom classes
Mechanic on YouTube showing fix-it videos
Outdoor Enthusiast reviewing gear on Facebook
Chef teaching cooking through Instagram Stories
Maker selling digital art on Etsy
Mompreneur selling templates on Creative Market

Today, Creators have been forced to cobble together solutions using a handful of tools like YouTube, Dropbox, and WeTransfer etc. to get their content to their tribes but this sucks up a lot of creative time and energy and cuts down on their productivity.

We started with Creators because:

- we know them best,
- we have deep credibility in the space,
- they are the tip of the spear,
- they are always adopters of new technology,
- and creatives drive culture.
- **Winning with Creators means the world will follow.**

The Proof is in our Traction


Starchive has grown
1,640% in the last 12 months


We currently have
80,000+
Creators on Starchive
We're up from 200 creators Jan 2021
12,000
users signed up in a single day
6,800+
new creators signing up every month
80,000
60,000
40,000
20,000
0
Jan 2021
Mar 2021
Jun 2021
Sep 2021
Dec 2021
Mar 2022
Aug 2022


we have reached impressive metrics
IN A SHORT AMOUNT OF TIME
80,000+ Creators
15M+ total assets
$5.7M invested to date
10,000+ creators from Canva
225+ new creators signing up every day
25,000+ files uploaded every day
3M+ assets in a
60,000+ creators
211 countries and


single Starchive
from TikTok
territories

We're trusted by **LEGENDS**


Invest in Starchive if you...
never want to struggle to find your media again

How Starchive **is being used**

To create CBS-TV's "Interrogation"

A top Hollywood writer and executive producer needed a fast and reliable way to sift through thousands of images and documents related to a real-life crime for a new docu-drama series.

Using Starchive, his six-person writing team, spread around the world, was able to collect, share, and easily curate themes and episodes from hundreds of images and PDF's. Starchive's collection capabilities made it easy to collaborate on a groundbreaking non-linear series that sold to CBS All Access.

Check out the trailer for the resulting series below:


'Interrogation' First Trailer: See All Sides of a Murder Investi...
Watch later
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Watch on YouTube

Now - dozens of young filmmakers we have yet to hear about use Starchive in the same way through our partnership with

SEED & SPARK


Dylan Center - Tulsa, OK 2022
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Since 2014, the Bob Dylan Music Company has been working with Starchive to catalog 60+ years of the Nobel Prize winner's work. The work led to an industry-defining sale of the physical archive to the George Kaiser Family Foundation (GKFF) and the University of Tulsa.

In 2022, the Bob Dylan Center opened in Tulsa, OK showcasing thousands of media assets sourced from Starchive and around the world.

BOB DYLAN CENTER
TULSA, OK

"Bob Dylan Photos Revealed After 50 Years, Spurring Multi-Billion Archive Business"

- **Forbes Magazine, 2016**

Rising star Armani White's team started using Starchive in 2020 to capture all the exceptional content he creates every day in formats from his phone to social posts, to raw tracks from the studio.

Just last month his top hit Billie Eilish went viral and he is on the move. Think about how powerful it will be to have his fans have access to ALL his content and outtakes as he rides the momentum to fame.

Watch his video on YouTube



In 2020, when COVID caused the Annual ESSENCE Festival of Culture and the ESSENCE 50 Year Anniversary to go 100% virtual, Starchive processed 328,710 minutes (5,478.5 hours) of video for ESSENCE, tagging every celebrity along the timeline in each video in just 8 days, to empower the ESSENCE team to make ESSENCE Fest 2020 a huge success.


ESSENCE 50 YEARS
FREEDOM.
ESSENCE Festival of CULTURE
A VIRTUAL EXPERIENCE
UNSTOPPABLE
PRESENTED BY Coca-Cola
A BENEFIT SERIES TO RECOVER. SUSTAIN. THRIVE
RAISE YOUR VOICE

"This opened up a whole new world of the archive footage that we have, so now we want to use it more." -Executive Producer - Essence

Click here to read the Amazon Web Services Case Study on this project.

Whether you are a Commercial Hero, a Cultural Hero, or a Community Hero - your media tells your story and it is important to your tribe.

Read about more use cases from a Presidential Library, to a brewery, to a mindfulness business, and more at the bottom of this page.

We've been featured in....

"The previously unseen material shows the multi-billion-dollar potential of archives for stars, brands, and media companies"

Forbes

"This isn't your ordinary cloud storage, either; it's cloud storage for the masses...Starchive gives users all the top tier features of an enterprise-class digital asset management (DAM) solution, but at a fraction of the typical cost."

Mashable

MarketWatch

"Starchive is a digital asset manager made for anyone who value streamlined content production, whether they're businesses, solo entrepreneurs, or creative professionals"

"Starchive is a digital asset manager that goes above and beyond your typical cloud storage drive. Unlike services such as Dropbox or OneDrive, Starchive doesn't limit the types and sizes of files your store."

50 BLACK ENTERPRISE EST. 1970

Welcome to the **Creator-Tech (R)evolution**

See what our users say...

"Starchive is already a central part of my work for keeping videos of classes and meetings" - **Isabel C.**

"Starchive is a pleasure to use – it's intuitive, flexible, and fast. It's the best archive management program around." -**D.B.**

"The interface is simple and the tagging options are innovative." - **Michael S**

"I can use the auto tagging and really find the pictures I need and want very quickly" - **Troy R.**

built by creators

FOR CREATORS

"Starchive is more than a cloud storage. It basically helps you organize your photos, videos and other documents" - **Suat E.**

"Overall, a nice pivot from Google photos if needing more space with nice audio. Lots of potential" - **Khristian P.**

"Starchive is One of the best online storage I ever used" - **Abdullah M**

What about **Blockchain, NFTs and Web3?**

Why Blockchain?

Though we are in the very early days - it is clear that **blockchain technologies enable brand new income streams and capabilities that get creators and fans closer together with fewer middlemen.** This means a creator can make a decent living with a smaller tribe of passionate fans since they keep more of the value they create.

These technologies also make creators the owners of their communities where they get to set the terms and they get to own the audience. If one platform does not serve them any longer, they can take their fans and go elsewhere. **This is a fundamental shift in the creator/fan relationship powered by blockchain.**


The Future of Starchive NFTs
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Starchive is a world class innovative digital asset management platform that **can hold both on-chain and off-chain assets as equals**

Starchive makes it possible for a creator to **use blockchain technology to create an NFT or digital collectible.** This can be a digital piece of art or it can be a token that represents access to content or partial ownership in a future revenue stream.

Eventually, Starchive will make it possible for a creator to provide subscription access to content gated by blockchain tokens and even access to Metaverse experiences like a concert we recently helped the Jerry Garcia family host in Decentraland.


Invest in Starchive if you...
believe owning your audience matters

All these web3 activities, help us support a **cutting-edge creator economy and generate additional revenue for Starchive.**


Advanced Digital Asset Management Software
Simple Cloud Storage & Sharing
bynder
Brandfolder
starchive
Dropbox
Drive
EASE-OF-USE
AFFORDABILITY
ROBUSTNESS
WEB3

Unlike the competition, we are combining **both** a SaaS revenue stream **AND** a blockchain or web3 revenue stream.


starchive's
Business Model
Example funnel with 1M total Starchive accounts by Dec 2023
1M total Starchive accounts
970,000 Freemium
30,000 Paid SaaS Accounts
10,000 Web3 Accounts
> $4.6M
New Users through TikTok, Instagram, Canva, etc.
3 Tiers:
Basic $120 ARPU - 90%
Pro $240 ARPU - 9%
Premium $2,500 ARPU - 1%
Web3 Domain Integration, Metaverse Integrations, commission on NFT sales
*Projected revenues only contemplate Saas side of the model, but expect to generate 50-100% in additional Web3 related rev.

Forward looking projections cannot be guaranteed.

Stand back 'cause **we are just getting started**


the future
WEB3 INTEGRATION
for total creator control
Web3 .starchive domains that are wallet aware for every paid subscriber
Starchive will connect directly to a creator's domain for token gated access to content or interactions with their community. (Patreon substitute)
SubDomains will be owned by the creator in perpetuity
Top level domain (TLDR) governed and managed by a DAO with a STAR utility and governance token
Integrations with metaverse environments to display and stream your Starchive content in virtual worlds


Invest in Starchive if you...
want control over your


content and your community

The need for Starchive doesn't stop with just Creators

Just take food for example A cursory search of the #food and #foodporn tags on Instagram will reveal millions of shots (168,422,776 posts and 76,245,234 posts, respectively) of meals, beverages, ingredients, and food makers.

This means that every restaurant, brewery, and cocktail bar now has a media problem too. **You can swap out just about any industry and find the same thing.**

Here are a handful of more real use cases from Starchive users, both in media and those using media to drive their business and build their brand.


THREE NOTCH'D BREWING CO.
Crafting the freshest, most innovative beer in Virginia, since 2013.
OUR STORY
THREE NOTCH'D
BREWING COMPANY | CHARLOTTESVILLE, VA
EVERY RESTAURANT IS A MEDIA COMPANY
In today's media driven world, Three Notch'd digital assets are critical to building and maintaining a relationship with their customers. Whether they are posting great photos of their food and drinks on social, creating digital flyers to announce an event, or just making changes to their menu, Starchive gets them to the files they need in an instant.
FAMILY DINNER FEEDS 4 | $35
"Starchive is like a digital memory for the restaurant. Onboarding new team members, updating promotional material, and fueling our social promotions has never been easier. We're now 10x more efficient & 10x more effective."
- GM, Three Notch'd Brewing Company


UVA | MILLER CENTER
The Presidency / The Secret White House Tapes
Archive of tapes
Featured recordings
Help and background
About
Scholars
ARCHIVE OF TAPES
Search the full collection of tapes
View archive
FEATURED RECORDINGS
Explore highlights of the collection
View recordings
BACKGROUND ON THE TAPES
Get help on searching the tapes
View help
Between 1940 and 1973, six consecutive American presidents secretly taped thousands of their meeting and telephone conversations. The Miller Center established the Presidential Recordings Program (PRP) in 1998 to make these once-secret White House tapes accessible to citizens, journalists, policymakers, scholars, students, teachers—indeed to all who have an interest or investment in the workings of American democracy.
In 2019, The Miller Center turned to Starchive to archive, curate and share more than 25,000 digital images and audio files of these powerful and influential stories.


SHERMAN GRINBERG
The Sherman Grinberg Film Library is the world's oldest and largest privately-held film archive. Starchive is the video library for this tremendous collection of more than 20 million feet of original film footage.
The Sherman Grinberg Film Library uses Starchive as a public-facing licensing platform for the most complete collection of stock footage and news events of the last 120 years.





NEW YORK PHILHARMONIC

The New York Philharmonic (NYP) is the oldest symphony orchestra in the United States and certainly one of the most prolific in the world.

Since 2017, Starchive has saved NYP hundreds of hours of staff time. Starchive automates the transcoding and delivery of high-quality recordings of each concert to the musicians every night so they can review their performance before the next show.

Carly Simon

This Grammy Award-winning songwriter, artist, and actress is working with Starchive and her management team to assemble a comprehensive digital archive of her life's work.

Once complete, Starchive will be used to drive new creative projects, generate new revenue, and curate the story of Carly's life, on her terms.




Soul Evolved Energy Healing
Discover Soul Evolved Energy Healing

Soul Evolved Energy Healing

As a two person team of natural-therapy practitioners, Cheyene and Marc provide tele-health and tele-therapy sessions to their clients.

With every consultation comes a digital recording that is often 90 minutes or more, leading to a lot of storage of files that otherwise have no identifying characteristics or descriptions.

Starchive makes the process of cataloging, storing, and delivering these files to each client a breeze. As an added benefit, each client builds up a catalog of sessions that can be shared or downloaded anytime.


Our Services

Matilda Jane Clothing

"Matilda Jane Clothing has one overriding goal – to bring happiness into the lives of our customers."

From Facebook to Instagram to the online store; the always changing inventory throughout the season means thousands of photographs every year to manage.

Starchive makes it super easy for their non-technical team to ad tags and basic descriptions to any image so they can always find what they need. Bonus - the software automatically builds collections of items that share similar tags and AI identified features.


It's the most WONDERMENT time of the year!


Matilda Jane Clothing



LEONARD COHEN

Shortly after Leonard Cohen's death, his visionary business manager, Robert Kory,




contacted Starchive to begin a multi-year project to collect and curate a truly comprehensive archive of Cohen's extraordinarily prolific career.
When complete, this will be one of the most valuable and expansive collections of any artist in modern times. It represents a Canadian national treasure and thanks to Starchive it will be available to fans and scholars around the world.


Invest in
STARCHIVE
now

Downloads

Starchive Deck.pdf